  As filed with the Securities and Exchange Commission on February 27, 1998

                                                      Registration No: 333-33025



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        POST-EFFECTIVE AMENDMENT NO 2 TO
              FORM S-1 REGISTRATION STATEMENT (FILE NO. 333-33025)

                                       ON
                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------

                            EDUCATIONAL MEDICAL, INC.
      (Exact name of small business registrant as specified in its charter)

                       DELAWARE                         65-0038445
              (State or other jurisdiction            (IRS Employer
              of incorporation or organization)     Identification No.)

                       1327 NORTHMEADOW PARKWAY, SUITE 132
                             ROSWELL, GEORGIA 30076
                                 (770) 475-9930
               (Address, including zip code, and telephone number,
                  including area code of registrant's principal
                               executive offices)

                               ------------------

                               MR. GARY D. KERBER
    CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       1327 NORTHMEADOW PARKWAY, SUITE 132
                             ROSWELL, GEORGIA 30076
                                 (770) 475-9930
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              ---------------------

                          Copies of Communications to:

                              MORRIS C. BROWN, ESQ.
             GREENBERG TRAURIG HOFFMAN LIPOFF ROSEN & QUENTEL, P.A.
                  777 SOUTH FLAGLER DRIVE, SUITE 310-EAST TOWER
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 650-7928

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement become effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered on in connection with dividend or reinvestment plans, check the following box: |X|

If this Form is filed to register additional securities for an offering pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|


================================================================================================================
                                             CALCULATION OF REGISTRATION FEE
================================================================================================================
                                                                               Proposed
  Title of each class of                                 Proposed               maximum             Amount of
     securities to be            Amount to be        maximum offering           aggregate         registration
      registered(1)               registered         price per unit(2)      offering price(2)         fee*
----------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01                              718,048(3)              $10.75               $7,719,016.00           $0.00
================================================================================================================


*No fee is due herein as all fees were paid in connection with the prior filing of Registrant's Registration Statement on Form S-1 (File No. 333-33025).

(1) These securities were previously registered on Form S-1 (No. 333-33025) effective September 24, 1997. The prospectus contained in this Form S-3 is a post-effective amendment to the Form S-1, and serves as the current prospectus for these securities.

(2) Offering price is calculated based pursuant to Rule 457(c), based on the average of the high ($10.875) and low ($10.625) prices for the registrant's Common Stock on February 25, 1998, as reported by Nasdaq.

(3) The previous registration statement (File No. 333-33025) registered 723,379 shares of the Company's Common Stock. In settlement of certain liabilities as more fully explained in "Fiscal Year 1997 Acquisitions The Nebraska Acquisition," 5,331 shares were returned to, and cancelled by, the Company, leaving a total of 718,048 shares to be sold by the Selling Shareholders. In addition to serving as the current prospectus for the 718,048 shares, this registration statement on Form S-3 deregisters the 5,331 shares which were cancelled by the Company.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED FEBRUARY ___, 1998

                             PRELIMINARY PROSPECTUS

                                 718,048 SHARES
                                     [LOGO]
                            EDUCATIONAL MEDICAL, INC.
                                  COMMON STOCK
                               ------------------

         This Prospectus relates to the possible future resale (the "Offering"), from time to time, by the holders thereof, of up to 718,048 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock") of Educational Medical, Inc. (the "Company"). See "Selling Stockholders." The Company granted registration rights to the Selling Stockholders with regard to the resale of the Shares. Pursuant to the terms of these registration rights, the Company is obligated to pay all fees and expenses incurred by it incident to this Offering. It is estimated that such fees and expenses will be approximately $26,000. The Company will not receive any proceeds from the sale of the Shares.


         The Common Stock of the Company is traded over-the-counter and quoted on NASDAQ National Market ("NASDAQ") under the symbol "EDMD." The last reported sale price of the Common Stock on NASDAQ on February 25, 1998 was $10.625 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Selling Stockholders may offer the shares offered hereby from time to time to purchasers directly or through agents, brokers or dealers, The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The agents, brokers or dealers through whom sales are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended ( the "Securities Act"), and any amount received by them in exchange for their services in connection with such sales may be deemed to be underwriting commissions. See "Plan of Distribution."

                THE DATE OF THIS PROSPECTUS IS FEBRUARY ___, 1998.

                           REPORTS TO SECURITY HOLDERS

         The Company furnishes its stockholders annual reports containing audited consolidated financial statements. In addition, the Company is required to file periodic reports on Forms 8-K, 10-QSB and 10-KSB with the Commission and to make such reports available to its stockholders.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement may be obtained upon payment of the prescribed fees or examined without charge at the public referenced facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web Site at http://www.sec.gov.

         The Common Stock is listed on the NASDAQ National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of The NASDAQ Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

                                 REFERENCE DATA

         Industry, market and market share information contained herein is based on information appearing in publicly available reports. The Company has not independently verified such information.

                 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this prospectus by reference:

         (1) Annual Report on Form 10-K for the fiscal year ended March 31, 1997 filed with the Commission on June 30, 1997;
         (2) Annual Report on Form 10-K/A for the fiscal year ended March 31, 1997 filed with the Commission on February 3, 1998.
         (3)      Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1997, filed with the Commission on August 14, 1997;
         (4)      Quarterly Report on Form 10-Q for the quarter ended September
                  30, 1997, filed with the Commission on November 6, 1997;
         (5) Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1997, filed with the Commission on November 10, 1997.
         (6) Proxy Statement on Schedule 14A filed with the Commission on July 30, 1997;

         (7) Current Report on Form 8-K regarding the Company's Annual Meeting of Shareholders and Election of Directors, filed with the Commission on September 26, 1997;

         (8) Registration Statement on Form S-1 (Registration No. 333-33025) filed by the Company, effective September 24, 1997, for the description of the Company's securities contained therein, including any amendments or reports filed for the purpose of updating such description;

         (9) Registration Statement on Form 8-A filed by the Company on August 18, 1997.

         (10) Quarterly Report on Form 10-Q for the quarter ended December 31, 1997, filed with the Commission on February 17, 1997;
         (11) Current Report on Form 8-K regarding the Company's acquisition of two new schools in the Philadelphia, Pennsylvania area, effective February 14, 1998, filed with the Commission on February 25, 1998; and
         (12) Current Report on Form 8-K regarding the restatement of prior earnings per share pursuant to FASB 128 and SAB 98, filed with the Commission on February 27, 1998.


         Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Shareholder Relations, Educational Medical, Inc., 1327 Northmeadow Parkway, Suite 132, Roswell, Georgia 30076, telephone: 770-475-9930.

                           FORWARD-LOOKING INFORMATION

         This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward -looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated into it by reference. Prospective investors should consider carefully the information set forth under the heading "Risk Factors."

                                   THE COMPANY

         The Company, a Delaware corporation, was founded in 1988 by Gary D. Kerber, the Chairman of the Board and President of the Company. The Company began business by acquiring seven schools in fiscal 1989 and 1990, all of which offered programs in the healthcare field. In fiscal 1992, the Company continued to grow by acquisition and implemented a new strategy to diversify outside of the healthcare field by acquiring a fashion and design school. In fiscal 1993 and 1994, the Company acquired seven additional schools which included schools offering programs in the fields of healthcare, business, fashion and design, and photography. In fiscal 1997, the Company acquired six schools which included schools offering programs in the fields of healthcare and business -- See "Fiscal Year 1997 Acquisitions." As a result of its fiscal 1992, 1993, 1994 and 1997 acquisitions (4,176 students were attending such schools at the date of their respective acquisitions) and increasing enrollment at its existing and newly acquired schools, the number of students attending the Company's schools rose 3,153 from 2,840 at March 31, 1993 to 5,993 at March 31, 1997. During the same period, the Company's net revenues increased 97% from $25.1 million for the year ended March 31, 1993 to $49.4 million for the year ended March 31, 1997. The foregoing and all other information in this Prospectus include the operations of the Company's two schools in Nebraska, which were acquired in fiscal 1997 and accounted for as a pooling of interests.

         As of March 31, 1997, the Company provided diversified career oriented postsecondary education to approximately 6,000 students in 19 schools located in nine states. The Company's schools offer diploma and/or associate degree programs designed to provide students with the knowledge and skills necessary to qualify them for entry level employment in the fields of healthcare (offered in 17 schools), business (offered in seven schools), fashion and design (offered in three schools), and photography (offered in one school). In July 1997, the Company consolidated two of its schools, both of which were located in Vista, California. The Company's curricula include programs leading to employment in nine of the 15 fastest growing occupations (measured by percentage growth from 1994 through 2005) as projected by the U.S. Department of Labor. At March 31, 1997, approximately 67% of the Company's students were enrolled in programs in the healthcare field. As of the same date, approximately 32% of the Company's students were enrolled in associate degree programs and the remainder were enrolled in diploma programs. Due to the diversity of the programs offered by the Company's schools, graduates of the Company's programs are employed by a wide variety of employers, including hospitals, physicians, insurance companies, retailers, corporate graphics departments, photographic studios and other businesses.

         The Company believes the demand for postsecondary career oriented education will increase over the next several years as a result of recognized trends, including (i) a projected 21% growth in the number of new high school graduates from approximately 2.5 million in 1993-94 to approximately 3.0 million in 2005-06, (ii) the increasing enrollment of students over the age of 24 in postsecondary education institutions as they seek to enhance their skills or retrain for new technologies, and (iii) the increasing recognition of the income premium attributable to higher education degrees, with individuals holding associate degrees earning on average approximately 30% more income during their lifetimes than individuals holding only high school diplomas.

         According to the Department of Education, there were approximately 2,187 accredited, proprietary postsecondary main campuses that participate in Title IV programs as of March 1997. The ownership of these schools is highly fragmented. Although the industry appears to be moving into a consolidation phase, management believes that no organization either holds a significant national market share or owns or operates more than 75 schools.

         The Company's goal is to increase its market share in the expanding market for postsecondary education and improve profitability by (i) acquiring additional schools, (ii) promoting internal growth at the Company's existing and any newly acquired schools, and (iii) enhancing operating efficiencies. The Company has implemented the following strategies to achieve these goals:

THE IPO

         In October 1996, the Company completed an initial public offering (the "IPO") of 2,200,000 shares of its common stock and received net proceeds of approximately $19.3 million. Approximately $4.8 million of the net proceeds of the IPO were used to repay indebtedness and related interest and expenses. The remainder of the net proceeds, approximately $14.5 million, have been and continue to be used for general corporate purposes, principally the expansion of its operations through the acquisition of additional schools and adding academic programs at existing schools. Certain stockholders also sold 410,000 shares in the IPO; the Company received no proceeds related to these sales.

ACQUISITION STRATEGY

         The Company intends to acquire additional schools and integrate them into its existing school system. The Company believes that the fragmentation of the postsecondary education market provides significant opportunities to consolidate existing independently owned schools. The Company expects to utilize a majority of the proceeds of the IPO, its bank credit facility, and seller financing in connection with such acquisitions.

INTERNAL GROWTH STRATEGY

         The Company intends to increase student enrollment at its existing and any newly acquired schools by continuing to enhance local marketing efforts and increasing the number and variety of program offerings at its schools.

         The Company intends to continue to increase the number and variety of programs offered at its schools by (i) developing new diploma and degree programs, (ii) replicating existing programs at schools where such programs were not previously offered, and (iii) introducing associate degree granting programs at all of its schools currently offering only diploma programs.

OPERATING STRATEGY

         The Company provides each of its schools with certain services which the Company believes can be performed most efficiently and cost effectively by a centralized office. Such services include marketing analysis, accounting, information systems, financial aid and regulatory compliance. The Company believes this will enable it to achieve significant economies of scale during its planned expansion by combining a number of general and administrative functions at the home office and regional levels. The Company believes that this leaves local management the flexibility to react to the needs of its students and changing job markets both promptly and effectively.

                          FISCAL YEAR 1997 ACQUISITIONS

         During the fiscal year ended March 31, 1997, the Company acquired a total of six schools operating in Texas, Maryland and Nebraska.

THE TEXAS ACQUISITION

         In September 1996, the Company acquired three Texas schools (the "Texas Schools") for $2.5 million (the "Texas Acquisition"). As of the acquisition date, approximately 706 students attended the schools, which offer diploma and degree programs in the healthcare field at locations in San Antonio, McAllen, and El Paso, Texas. As of March 31, 1997, approximately 844 students attended the Texas Schools.

THE MARYLAND ACQUISITION

         In December 1996, the Company acquired one school in Maryland known as Hagerstown Business College (the "Hagerstown School") for $2.7 million in cash (the "Maryland Acquisition"). As of the date of the acquisition, approximately 495 students attended Hagerstown Business College, which offers diploma and degree programs in the field of business at a single location in Hagerstown, Maryland, which is located in the Washington, D.C.-Baltimore corridor. As of March 31, 1997, approximately 435 students attended the Hagerstown School. The decrease is a result of the seasonal timing of student starts.

THE NEBRASKA ACQUISITION

         On March 31, 1997, the Company acquired two schools located in Nebraska (the "Nebraska Schools") by merging a privately held corporation, which previously operated the schools, into a wholly-owned subsidiary of the Company in exchange for 761,263 shares (the "Merger Shares") of the Company's common stock (the "Nebraska Acquisition"). A total of 95,000 shares were held in escrow pending resolution of certain contingencies related to the acquisition. In July 1997, 37,884 shares were returned to the Company and in October 1997, an additional 5,331 shares were returned to the Company. In January 1998, the Company agreed to the release of 32,735 shares from escrow to the Selling Stockholders, leaving 19,050 shares remaining in escrow which shares will become available for sale upon termination of the escrow. As of March 31, 1997, approximately 687 students attended the Nebraska Schools, which offer degree and diploma programs in business and healthcare at locations in Lincoln, Nebraska ("Lincoln") under the name of the "Lincoln School of Commerce," and Omaha, Nebraska ("Omaha") under the name "Nebraska College of Business."

         The Company has filed a registration statement pursuant to the Securities Act of 1933 (the "Act") with respect to the Merger Shares of which this Prospectus is a part. When declared effective by the Securities and Exchange Commission (the "SEC"), and provided it continues to be effective, such registration statement will enable the holders of the Merger Shares (who are the Selling Stockholders) to sell their shares in the public market.

         The Company operates the majority of its business through 13 subsidiaries. The Company's principal executive offices are located at 1327 Northmeadow Parkway, Suite 132, Roswell, Georgia 30076. Its telephone number is
(770) 475-9930.

       RESULTS FOR QUARTERS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED).

         On January 12, 1998, the Company announced its results of operations for the quarter ended December 31, 1997; the Company has not yet filed its Form 10-Q for the quarter ended December 31, 1997. Summarized unaudited financial information for the three months ended December 31, 1997 is as follows:

                                                                Three Months Ended
                                                  December 31, 1997           December 31, 1996(a)
                                                  -----------------           -------------------
                                                       (In Thousands, Except Per Share Data)

Net revenues                                           $14,820                       $13,325
Income Before Income Taxes and
     Extraordinary Item                                $ 2,181                       $ 1,456
Income Taxes                                               873                           316
Income Before Extraordinary Item                       $ 1,308                       $ 1,140
     Extraordinary Item(b)                                ----                           309
Net Income                                             $ 1,308                       $   831

Pro Forma Information (c):
Income Before Income Taxes and
     Extraordinary Item                                   ----                       $ 1,456
Income Taxes                                              ----                           385
Income Before Extraordinary Item                          ----                       $ 1,071
     Extraordinary Item(b)                                ----                           309
Net Income                                                ----                       $   762

Basic Earnings Per Share:
Earnings Per Share                                     $   .18                       $   .14
Pro Forma Earnings Per Share Before
     Extraordinary Item                                   ----                       $   .18
Pro Forma Earnings Per Share                              ----                       $   .13

Diluted Earnings Per Share:
Earnings Per Share                                     $   .17                       $   .12
Pro Forma Earnings Per Share Before
     Extraordinary Item                                   ----                       $   .15
Pro Forma Earnings Per Share                              ----                       $   .11

Basic Average Shares Outstanding
(In Thousands)                                           7,461                         6,008
Diluted Average Shares Outstanding
(In Thousands)                                           7,585                         7,023
Number of Schools at End of Period (d)                      18                            19
Number of Students at End of Period                      5,978                         5,658
Number of New Student Starts During
     Period                                              1,345                         1,225

---------------

          a) All data contained herein has been restated to reflect the Nebraska Acquisition, which was accounted for as a pooling of interests. All earnings per share data have been restated pursuant to FASB Statement No. 128.
          b) Extraordinary item consisted of a one-time charge totaling $309,000, net of tax for early payoff of subordinated debt from the proceeds of the Company's initial public offering.
          c) Reflects a pro forma income tax provision for the Nebraska Acquisition, which previously operated as a Subchapter S Corporation as if it had been merged, operated as a C Corporation and was combined with the Company for the periods presented and includes the effects of accounting for income taxes under FASB Statement No. 109.
          d) Two schools located in Vista, California, were combined into one location in the second quarter of fiscal year 1998.

         Revenues increased 11.2% to $14.8 million for the three months ended December 31, 1997 from $13.3 million for the three months ended December 31, 1996. Revenues from schools included in the Company's results for the entire first quarters ending December 31, 1997 and 1996, respectively, increased 8.0%. The remainder of the increase is attributable to the Maryland school acquired in December 1996.

         During the quarter ended December 31, 1997, there were no significant changes in estimates of income taxes, no school closures, no extraordinary, unusual or infrequently occurring items, and no significant changes in financial position.

         The Company believes that the information includes all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                  RISK FACTORS

         The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus and presented elsewhere by management from time-to-time.

         Dependence On Title IV Funding; Regulatory Compliance As A Condition For Continued Eligibility For Title IV Funding. The Company derives a substantial majority of its revenues from federal financial aid received by the students at its schools under Title IV programs administered by the United States Department of Education under the HEA. Each of the Company's schools participates in Title IV Programs. In order to participate in Title IV Programs, an institution, such as each of the schools owned and operated by the Company, must obtain certification by the Department of Education as an "eligible institution." To obtain such certification, the institution must satisfy certain eligibility, program, and general requirements imposed by the HEA and by regulations thereunder (the "Regulations") promulgated and enforced by the Department of Education. Generally, a school (a main campus and any additional locations for purposes of the Regulations) is considered separately for compliance with the Regulations. All but two of the Company's schools are main campuses. An institution also must be authorized to offer its programs by the relevant state agency where it is located and it must be accredited by a nationally recognized accrediting agency to obtain and maintain such certification. Each of the Company's schools is licensed and approved in the state where it operates and is accredited by at least one nationally recognized accrediting agency.

         The provisions of the HEA and the Regulations govern many aspects of the operation of the Company and its schools, including, but not limited to (i) the maximum acceptable rate of default by a school's students with respect to federally guaranteed or funded student loans, (ii) the maximum acceptable proportion of school revenues derived from Title IV Programs, (iii) the school's satisfaction of certain financial responsibility standards, (iv) the school's satisfaction of certain administrative capability standards, (v) the ability of a school to add locations and educational programs, and (vi) the ability of the Company to engage in transactions involving a change in ownership resulting in a change in control of the schools or the Company. Generally, each school is considered separately for purposes of determining compliance with the regulatory requirements, although certain financial reporting is done on a consolidated basis.

         Financial Responsibility Requirements. The HEA and the Regulations prescribe specific standards of financial responsibility which the Department of Education must consider with respect to qualification for participation in the Title IV Programs ("Financial Responsibility Standards"). These standards are generally applied on an individual school basis. However, there can be no assurance that the Department of Education will not attempt to apply such standards on a consolidated basis. If the Department of Education determines that any of the Company's schools fails to satisfy the Financial Responsibility Standards, it may require that such schools post an irrevocable letter of credit (a "Financial Responsibility Bond") in favor of the Secretary of Education in an amount equal to not less than one-half of Title IV Program funds received by the school during the last complete award year or, in the Department of Education's discretion, require some other less onerous demonstration of financial responsibility (a "Demonstration of Financial Responsibility").

         Among the principal Financial Responsibility Standards which a school must satisfy are: (i) an "acid test" ratio (defined as the ratio of the total of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1-to-1 at the end of the most recent fiscal year, (ii) a positive tangible net worth, as defined by the applicable Regulations, at the end of the most recent fiscal year (the "Tangible Net Worth Standard") and (iii) net operating results for the two most recent fiscal years, excluding extraordinary losses or losses from discontinued operations, which do not show an aggregate net loss in excess of 10% of tangible net worth at the beginning of the two year period.

         Student Loan Defaults. The HEA provides that a school may lose its eligibility to participate in some or all Title IV Programs if defaults on the repayment of federally guaranteed student loans or direct loans exceed certain rates ("Cohort Default Rates"). Cohort Default Rates are calculated for each school for each federal fiscal year by determining the rate at which the school's students entering in that federal fiscal year default on repayment of their loan by the end of the following federal fiscal year. Cohort default rates are subject to revision by the Department of Education if new data becomes available and are subject to appeal by schools contesting the accuracy of the data or the adequacy of the servicing of the loans by the loan servicer. A school that is determined to have had Cohort Default

Rates of 25% or greater for the three most recent federal fiscal years for which data is available is subject to immediate loss of eligibility to participate in substantially all Title IV Student Loan Programs, subject to a limited appeal of the determination, including an appeal based on a claim of exemption from the Cohort Default Rate requirements by virtue of exceptional mitigating circumstances. The loss of eligibility lasts for the duration of the federal fiscal year in which the determination of ineligibility is made, plus the two succeeding federal fiscal years. However, an institution remains eligible for Title IV funding while an appeal of such determination is pending. The loss of Title IV eligibility at one or more of the Company schools could have a material adverse effect on the Company's operations.

         Change In Ownership Resulting In Change In Control. Upon a change in ownership resulting in a change in control of the Company, as defined in the HEA and the Regulations, each of the Company's schools would lose its eligibility to participate in Title IV Programs for an indeterminate period of time during which it applies to regain eligibility. A change of control also could have significant regulatory consequences for the Company at the state level and could affect the accreditation of the Company's schools.

         The Department of Education's regulations provide that after a Company becomes publicly-traded, a change in control occurs when a report on Form 8-K is required to be filed with the Securities and Exchange Commission disclosing a change in control. Most states and accrediting agencies have similar requirements, but they do not provide a uniform definition of change in control. If the Company were to lose its eligibility to participate in Title IV Programs for a significant period of time pending an application to regain eligibility, or if it were determined not to be eligible, its operations would be materially adversely affected. The possible loss of Title IV eligibility resulting from a change in control may also discourage or impede a tender offer, proxy contest or other similar transaction involving control of the Company.

         Participation In Federal Direct Lending Program; Risk Of Legislative Action. Prior to fiscal 1995, the Company derived all of its Title IV loan funding from the FFEL loan program. Since fiscal 1995, the Company's schools elected to administer their Title IV loan funding pursuant to the Federal Direct Student Loan Program ("FDSLP"). As of this date, the Company expects to derive all of its Title IV loan funding pursuant to the FDSLP program in fiscal 1998. Funding for the FDSLP, as well as for the FFEL program, must be appropriated by Congress annually. FDSLP and FFEL loans represent a substantial majority of the Company's revenues. There can be no assurance that funding will continue at current levels, or that the FDSLP program itself will be continued. If the FDSLP program were discontinued, or funding reduced so as to reduce the amount of direct lending funds available to the Company's schools, the Company would have to rely on loans provided pursuant to FFEL. Loans pursuant to FFEL are administered through outside lenders, such as banking institutions and are federally guaranteed. Although the Company believes that it would have no difficulty finding lenders for federally guaranteed student loans to its students under FFEL, there can be no assurance that such loans would be available in amounts sufficient to provide for the Company's schools to operate at current and anticipated levels, or at all.

         Furthermore, there can be no assurance that federal funding for the FFEL Program will be continued at current levels, or at all. Because the Company derives a substantial majority of its cash receipts from Title IV funding, discontinuance or significant reductions in the FDSLP and, if the FDSLP program is discontinued or reduced, the FFEL program, would have a material adverse effect on the Company's operations.

         Reliance On Acquisitions. The Company has acquired all of its schools. Several of the schools acquired by the Company have experienced losses following their acquisition either in connection with their integration into the Company's operations or because of their failure to perform as anticipated by the Company. The Company expects that a significant part of its future growth will be based on its ability to identify, acquire and profitably operate additional schools. While the Company is continually searching for acquisition opportunities, there can be no assurance that the Company will be successful in identifying, acquiring and operating additional schools. When the Company acquires an existing school and accounts for the acquisition as a "purchase" rather than a "pooling of interests" a significant portion of the purchase price for such school is often allocated to goodwill and intangibles because most of these acquisitions do not involve the purchase of significant amounts of tangible property. All of such goodwill and intangibles must be amortized over a relatively short period of time, which reduces the Company's reported earnings. If any potential acquisition opportunities are identified, there can be no assurance that the Company will be able to consummate the acquisition on terms favorable to the Company and successfully integrate any such acquisition into its existing operations and there can be no assurance as to the timing or effect on the business of the Company of any such acquisitions.

         The Company's acquisition of a school constitutes a change in ownership resulting in a change of control with respect to such school for purposes of Title IV eligibility, which means that schools must either be acquired subject to recertification of eligibility by the Department of Education or that the school will lose its eligibility to participate in Title IV Programs for an indeterminate period of time during which it applies for recertification of eligibility. The Company's experience has been that the Department of Education typically processes such applications for recertification in three to six months. Since this is less than the minimum enrollment period for each of the Company's schools, there generally should be no significant interruption of Title IV funding caused by the need to apply for a recertification of eligibility as a result of an acquisition. There can be no assurance, however, that recertification applications will be acted upon on a timely basis by the Department of Education so as to avoid any significant interruption of Title IV funding to students at the acquired school. Prior to recertification by the Department of Education, the Company must also obtain approval of the change in control from applicable states and accrediting agencies. In the past this process has taken from three to six months for the Company to complete. The Company has been timely recertified for eligibility by the Department of Education with respect to each of its acquisitions. Although the Company has had no difficulty in obtaining such recertification and approval in the past, there can be no assurance that such state, accrediting and Department of Education approvals may not be subject to unexpected delays or difficulties which may materially and adversely effect the Company's operations.

         In acquiring a school, the Company becomes liable to the Department of Education for any liabilities of the seller on account of the seller's failure to comply with the HEA or the Regulations prior to the date of acquisition. The Company attempts to minimize the impact of any such liabilities by including representations as to regulatory compliance and indemnification provisions in the relevant acquisition agreements. No material amount of unindemnified Title IV regulatory liabilities have been asserted against the Company with respect to any of its prior acquisitions, however, no assurance can be given that any assertions will not be made in the future. In addition, if available offsets are insufficient, there can be no assurance that the parties responsible for indemnification of the Company from such liabilities will have the financial resources necessary to indemnify the Company for all or any portion of such possible liabilities.

         Variability In Quarterly Operating Results. The Company's quarterly revenues have varied in the past and may vary significantly in the future as a result of a number of factors, including fluctuations in the number of new students enrolling in the Company's programs. New enrollments in the Company's schools tend to be higher in the third and fourth fiscal quarters because the third and fourth quarters cover periods associated with the beginning of school semesters. The Company expects these seasonal trends will continue.

         Competition. The postsecondary education market is highly fragmented and competitive with no private or public institution having a significant market share. The Company's schools compete for students with not-for-profit public and private colleges and proprietary institutions which offer degree and/or non-degree granting programs. Such proprietary institutions include vocational and technical training schools, continuing education programs and commercial training programs. Public and private colleges may offer programs similar to those offered by the Company's schools at lower tuition costs due in part to government subsidies, foundation grants, tax deductible contributions, or other financial resources not available to proprietary institutions. Certain of the Company's competitors in both the public and private sector have greater financial and other resources than the Company.

         Dependence On Key Personnel. The Company's success depends upon the availability and performance of its senior management, particularly Gary D. Kerber, the Company's Chairman and President. Mr. Kerber has entered into an employment contract with the Company, however, it may be terminated by him at any time. Although the Company maintains key man life insurance on Mr. Kerber in the amount of $1,000,000, the loss of Mr. Kerber's services could have a material adverse effect on the Company.

         Absence Of Dividends. The Company has not paid any dividends to date. The Company does not currently intend to declare or pay dividends on its Common Stock in the foreseeable future, but plans to retain any earnings for use in its business operations. In addition, the Bank Credit Facility contains restrictions which prohibit the Company from paying dividends while such credit line is in effect.

         Anti-Takeover Provisions And Title IV Change In Control Regulations. Certain provisions of the Company's Certificate of Incorporation and Bylaws authorize the issuance of "Blank Check" preferred stock and establishing advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of the Company, which transactions might be viewed favorably by minority stockholders. Provisions in the applicable Regulations pursuant to which the Company would lose its Title IV eligibility in the event of a change in ownership resulting in a change of control could have a similar discouraging effect.

         Limitation on Liability of Directors and Officers. The Certificate of Incorporation of the Company provides that (i) the Company will indemnify any director, officer, employee or agent of the Company with respect to actions, suits or proceedings relating to the Company and (ii) subject to certain limitations, a director shall not be personally liable for monetary damages for breach of his fiduciary duty. In addition, the Company has entered into an indemnification agreement with each of the directors of the Company, which provides that the director is entitled to indemnification to the fullest extent permitted by law. Such indemnification will cover all expenses, liabilities, judgments, penalties, fines and amounts paid in settlement which are incurred or imposed upon the director if the director is a party, threatened to be made a party to any action, suit or proceeding of any kind by reason of the fact that such person served or serves as a director of the Company or served as a director, officer, employee or agent with any other enterprise at the request of the Company.

         No Assurance of Continued Market for Securities; "Penny Stock" Regulations. Although the Company's Common Stock is listed on the Nasdaq National Market, there can be no assurance that a public trading market for the securities will be sustained. If for any reason the Company fails to maintain sufficient qualifications for continued listing on the Nasdaq National Market, purchasers of the securities may have difficulty in selling their securities should they desire to do so because certain restrictions (the "penny stock" rules) may be placed upon the sale of securities unless the securities qualify for an exemption from the "penny stock" rules. The Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price of less than $5 per share or an exercise price of less than $5 per share, subject to certain exceptions. Since the Common Stock is quoted on Nasdaq, it is exempt from the definition of "penny stock." If it is later removed from listing by Nasdaq and traded at a price below $5 per share, the securities may become subject to the "penny stock" rules that impose burdensome sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors. The "penny stock" rules may restrict the ability or desirability of broker-dealers to sell the Company's Common Stock. Some brokerage firms will not effect transactions in the securities if they trade below $5 per share and it is unlikely that any bank or financial institution will accept the securities as collateral, which could have an adverse effect in developing or sustaining any market for the securities and may affect the ability of purchasers in this Offering to sell the Common Stock in the secondary market.

         Listing Maintenance Criteria for Nasdaq System. The Company's Common Stock is listed on the Nasdaq National Market. Continued inclusion on Nasdaq requires the Company to maintain certain criteria such as, among others, market value, public float, capital and surplus. Nasdaq has recently adopted revisions to its listing and maintenance criteria which would make it more difficult for the Company to maintain its listing. If the Company fails to maintain the Nasdaq minimum threshold requirements, it would lose Nasdaq listing and trading in the securities would be conducted in the over-the-counter market known as the NASD OTC Electronic Bulletin Board, or more commonly referred to as "pink sheets", whereupon trading in the Company's securities will be subject to the "penny stock" regulations. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock if it were to lose its Nasdaq listing.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares.

                                 DIVIDEND POLICY

         The Company has not paid cash dividends on the Common Stock in the past and does not expect to pay any cash dividends on the Common Stock in the foreseeable future. The Company instead intends to retain its earning to support the operations and growth of its business. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. In addition, the Company's credit facility with Bank of America contains restrictions which prohibit the Company from paying dividends while such credit line is in effect.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to the Selling Stockholders and the beneficial ownership of Common Stock by each of them before and after the Offering being made hereby. At December 31, 1997, the Company had 7,369,100 shares of Common Stock outstanding.


                                                       SHARES OWNED PRIOR      NUMBER OF       SHARES TO BE OWNED
                                                         TO OFFERING(1)        SHARES TO      AFTER THE OFFERING(2)
 NAME AND ADDRESS OF BENEFICIAL OWNER                  ------------------     BE SOLD IN     -----------------------
                                                        NUMBER    PERCENT      OFFERING         NUMBER     PERCENT
---------------------------------------                --------   -------     ----------     -----------  ----------

Richard D. Wikert                                        485,170     6.58%      485,170            0         0.0
1770 N. Colson
Fremont, NE 68025

The A. Lauren Rhude Trust                                 46,590      .63%       46,590            0         0.0
c/o a. Lauren Rhude, Trustee
4550 N. Calle Loma Linda
Tucson, AZ 85718

The Lila Rhude Trust                                      72,761      .99%       72,761            0         0.0
c/o Lila  Rhude, Trustee
4550 N. Calle Loma Linda
Tucson, AZ 85718

The Scott L. Rhude Trust                                  71,805      .97%       71,805            0         0.0
c/o Scott L. Rhude, Trustee
4020 N. Pontatoc
Tucson, AZ 85718

Roger B. Bojens                                           41,722      .57%       41,722            0         0.0
4113 Lincoln Way
Sioux City, IA 51105

Total of Selling Shareholders                            718,048     9.74%      718,048            0         0.0

(1) The Shares stated in the table were issued to the Selling Shareholders in connection with the merger and pooling of interest transaction in which the Company acquired two schools located in Nebraska as of March 31, 1997. The Shares are being offered pursuant to certain registration rights granted in that transaction. None of the Selling Shareholders had any material relationship with the Company or any of its affiliates prior to the transaction.

(2)      Assumes all Shares offered hereby are sold.

                          DESCRIPTION OF CAPITAL STOCK


         The Company is authorized to issue (i) 15,000,000 shares of Common Stock, $0.01 part value, of which 7,369,100 are issued and outstanding as of the date of this Prospectus; (ii) 5,000,000 shares of "blank check" Preferred Stock, $0.01 part value, of which none are issued and outstanding as of the date of this Prospectus; and (iii) 1,023,049 shares of Series A Preferred Stock, which were all converted to Common Stock at the time of the Company's initial public offering effective October 28, 1996, and were cancelled.


                              PLAN OF DISTRIBUTION

         The distribution of the Shares may be effected from time to time in one or more transactions (which may include block transactions) on the Nasdaq National Market or on any national or regional securities exchange in which the Common Stock is listed or traded, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The

Selling Stockholders may effect such transactions by selling the Shares to or through broker dealers, and such broker dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any commissions received by them may be deemed to be underwriting compensation.

         The Selling Stockholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. The Company will pay all expenses incident to the offering and sale of the Shares by the Selling Stockholders including but not limited to, fees and expenses of compliance with state securities or "blue sky" laws. No underwriters are employed with respect to the sale of the Shares, nor will the Company pay any fees upon their sale.

         In accordance with applicable rules and regulations promulgated under the Exchange Act, any person engaged in the distribution of any of the Shares may not simultaneously engage in market activities with respect to any of the Common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders may be subject applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

         The Company has agreed to keep the Registration Statement, of which this Prospectus is a part, effective until all the Shares are sold or can be sold freely under an appropriate exemption from the securities laws of the United States and the states, without limitation. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this Prospectus.

         The Company and the Selling Stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Company will not receive any proceeds from the sale of the Shares.

                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock being offering hereby has been passed upon by the firm of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., West Palm Beach, Florida 33401.

                                     EXPERTS


         The consolidated financial statements and schedule of Educational Medical, Inc. (the "Company") at March 31, 1997 and 1996, and for each of the three years in the period ended March 31, 1997, appearing in the Company's Annual Report (Form 10-K/A) for the year ended March 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated by reference elsewhere herein, which is based in part on the reports of Winther Stave & Co. LLP, independent auditors. The consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


         The combined financial statements of San Antonio College of Medical and Dental Assistants, Inc. and Career Centers of Texas - El Paso, Inc. as of December 31, 1996 and 1995 and for the years then ended appearing in the Company's Annual Report (Form 10-K/A) for the year ended March 31, 1997, have been audited by Tsakopulos Brown Schott & Anchors, independent auditors, as set forth in their report thereon and incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The divisional financial statements of Hagerstown Business College (a division of O/E Learning, Inc.) as of October 31, 1995 and 1994 and for the years then ended appearing in the Company's Annual Report (Form 10-K/A) for the year ended March 31, 1997, have been audited by Plante & Moran, LLP, independent auditors, as set forth in their report thereon also appearing elsewhere herein and incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 TRANSFER AGENT

         The Transfer Agent and Registrar for the Common Stock is First Union National Bank of North Carolina, N.A., Charlotte, North Carolina 28228-1179.

======================================================          =================================================================

No underwriter, dealer, salesperson or other person
has been authorized to give any information or to                                         EDUCATIONAL
make any representations in connection with the                                          MEDICAL, INC.
offering made by this Prospectus and, if given or made,
such information or representations may not be relied
upon as having been authorized by the Company. This
Prospectus does not constitute an offer to sell, or
a solicitation of any offer to buy, any securities
offered hereby by anyone in any jurisdiction in which
such offer or solicitation is not authorized or in
which the person making such offer or solicitation                              718,048 SHARES OF COMMON STOCK
is not qualified to do so or to any person to whom it
is unlawful to make such offer or solicitation in such
jurisdiction.  Neither the delivery of this Prospectus
nor any sale made hereunder shall, under any
circumstances, create any implication that the
information herein is correct as of any time subsequent
to the date of this Prospectus.

           ------------------------------

                  Table of Contents

Available Information............................ 2
Incorporation of Certain Information                                           ----------------------------------
by Reference..................................... 2                                          PROSPECTUS
Prospectus Summary............................... 3                              ---------------------------------
Risk Factors..................................... 7
Use of Proceeds..................................10
Plan of Distribution.............................11
Description of Capital Stock.....................11
Legal Matters....................................12
Experts..........................................12
Transfer Agent...................................12

              ------------------------

   UNTIL   , 1998 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN
THE REGISTERED SECURITIES, WHETHER OR NOT
PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED                                    FEBRUARY ____, 1998
TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE
OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WITH
RESPECT TO THEIR SOLICITATIONS TO PURCHASE THE
SECURITIES OFFERED HEREBY.
======================================================          =================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby. The Selling Stockholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. The Company will pay all other expenses incident to the offering and sale of the Shares. All amounts, with the exception of the SEC Registration Fee (which was paid in connection with prior filings) and the NASDAQ National Market Fee, are estimated.

SEC Registration Fee....................................................................$       0.00
NASDAQ National Market Fee..............................................................$       0.00
Accountants' Fees and Expenses..........................................................$  10,000.00
Legal Fees and Expenses.................................................................$  10,000.00
Printing and Filing Expenses............................................................$   3,000.00
Miscellaneous...........................................................................$   3,000.00
                                                                                           ---------

           TOTAL........................................................................$  26,000.00
                                                                                           =========

ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant's Bylaws effectively provide that the Registrant shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, the Registrant's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

         Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provisions shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

         The Company maintains insurance against liabilities under the Securities Act of 1933 for the benefit of its officers and directors.

ITEM 16.          EXHIBITS.

4.1*     Form of Common Stock Certificate (incorporated by reference from
         Exhibit 4.1 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-09777) filed with the Commission on October 22, 1996).
5.1** Opinion of counsel to the Company concerning the legality of the securities being offered.
23.1**   Consent of Ernst & Young, LLP
23.2** Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (contained in Exhibit 5.1 hereto).
23.3**   Consent of Winther, Stave & Co., LLP
23.4**   Consent of Plante & Moran, LLP
23.5**   Consent of Tsakopulos Brown Schott & Anchors
24.1*** Power of Attorney (contained on signature page of the Registration Statement).

27.1***  Financial Data Schedule (for SEC use only).

* The exhibits thus designated are incorporated herein by reference as exhibits hereto. Following the description of such exhibits is a reference to the copy of the exhibit heretofore filed with the Commission, to which there have been no amendments or changes.

**       Filed with this Amendment to Registration Statement.
***      Previously filed.


ITEM 17.          UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roswell, State of Georgia, on February 27, 1998.


                                     Educational Medical, Inc. (registrant)


                                     By: /s/ Gary D. Kerber
                                         --------------------------------------
                                         Gary D. Kerber, Chairman of the Board,
                                         Chief Executive Officer and President

                                POWER OF ATTORNEY





         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on February 27, 1998 by the following persons in the capacities indicated.

/s/ *
-------------------------------------------                      Chairman of the Board of Directors, Chief
Gary D. Kerber                                                   Executive Officer and President
                                                                 (Principal Executive Officer)
/s/ *
-------------------------------------------                      Vice President  -  Finance and Chief
Vince Pisano                                                     Financial Officer (Principal Financial
                                                                 and Accounting Officer)
/s/ *
-------------------------------------------                      Director
Richard J. Cresci

/s/ *
-------------------------------------------                      Director
Carl S. Hutman

/s/ *
-------------------------------------------                      Director
Richard E. Kroon

/s/ *
-------------------------------------------                      Director
W. Patrick Ortale, III

* - Power of Attorney filed with Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-33025) on Form S-3.